3628

NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

08005428

FILE No.
82-3874

SEC
Mail Processing
Section
OCT 16 2008
Washington, DC
101

October 8, 2008

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated October 8, 2008

Please find enclosed 3 copies of the news release listed above.

PROCESSED
OCT 22 2008
THOMSON REUTERS

Yours very truly,

MANSON CREEK RESOURCES LTD.

for D MacAulay
BARBARA O'NEILL

dw 10/17

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 08-18 **OCTOBER 8, 2008**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Discovers 194 g/t Gold At Surface and Intersects 5.94 g/t Gold In Drilling On Meridian Project

Manson Creek Resources Ltd. (Manson Creek) is pleased to provide complete sample results for the diamond drill program on the Meridian gold – silver project, located 45 kilometers southeast of Revelstoke, British Columbia.

The drill campaign successfully intersected widespread gold mineralization adjacent to the historic Eva Mine. The seven hole, 1,141 meter (m), program successfully tested 600 m of mineralized strike length adjoining the historic gold producer and confirmed mineralization along a 250 m additional zone that cross cuts the main mineralized trend.

Surface sampling conducted at the time of drilling further demonstrates the widespread mineralization. One grab sample assayed 194.00 g/t gold and 48.10 g/t silver. This sample was collected from an outcrop of sheeted quartz veins within a carbonate altered sediment host located along strike of the Camborne Fault and between drill setups for 08MER-02 and 08MER-03.

Sampling from a 3.0 m exposure of the cross fault between drill setups 08MER-04 and 08MER-05 returned 4.42 g/t gold and 1.40 g/t silver on a 1.0 m continuous chip sample and a grab sample returned 10.6 g/t gold and 4.40 g/t silver from the same location.

Table 1. Meridian Project: Significant Results

Drill Hole	From	To	Width (m)	Gold Grams/Tonne	Silver Grams/Tonne
08MER-01	84.50	107.50	23.00	0.33	0.23
Includes	92.00	94.00	2.00	1.29	0.20
08MER-02	106.10	109.20	3.10	1.13	0.60
Includes	107.10	109.20	2.10	1.41	0.70
08MER-02	116.18	118.46	2.28	1.78	0.61
08MER-02	126.00	130.00	4.00	2.60	0.85
Includes	129.00	130.00	1.00	5.94	1.70
04MER-04	19.47	20.47	1.00	3.65	N/A
04MER-04	87.40	88.40	1.00	1.34	1.20
04MER-04	89.80	92.96	3.16	1.00	0.96
04MER-04	110.30	111.30	1.00	1.03	0.70
04MER-04	116.80	118.87	2.07	1.78	1.05
Includes	116.80	117.80	1.00	2.46	1.10
08MER-05	170.51	171.21	0.70	3.60	0.11
08MER-06	99.52	101.44	1.92	1.60	1.01

*All widths are downhole core length.

Background
Manson Creek has consolidated five historic past producing gold – silver mines on the current, road accessible, 675 hectare claim block. The Meridian Camp was active in the early 1900's but the fragmented land ownership at the time did not allow for growth and the camp faded after only a few years of production.

Gold and silver mineralization on the block is within and proximal to mesothermal quartz veins related to the regional scale Camborne Fault that bisects the Meridian Claim group and hosts many of the historic deposits. Mineralization is also in association with Siderite-Ankerite-Dolomite veins that appear to post-date regional deformation in the area.

The Phase one drilling completed this year is the first drill program to test the proximal areas of this historic mining center.

The President of Manson Creek Resources Ltd., Regan Chernish P.Geol., is the Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

2008 Meridian Project Diamond Drilling

Plan View



08MER-00
08MER-01
08MER-02
08MER-03
08MER-04
08MER-05
08MER-06
Surface Sample: 1.29 g/t gold over 2 m
5.94 g/t gold over 1.00 m within 4 m of 2.60 g/t
Surface Sample: 184 g/t gold
Surface Sample: 3.16 g/t gold over 2 m
Meridian Group (1903-1941) Mine Production*
88,763 tonnes
543,900 grams gold
(17,486 oz.)
Eva Mine Open Stope
Eva Mine (1903-1908)*
28,718 t
235,200 g gold
(7,562 oz.)
1.60 g/t gold over 1.92 m
3.60 g/t gold over 0.70 m
Surface Samples: 10.60 to 4.42 g/t Gold 4.40 to 1.40 g/t Silver
2.46 g/t gold over 1 m
1.00 g/t gold over 3.16 m
3.65 g/t gold over 1 m
5627600 mN
5627400 mN
5627200 mN
5627000 mN
455900 mE
456100 mE
456300 mE
N
MANSON CREEK RESOURCES LTD
Road
Eva Mine Open Stope
Interpreted Fault Zone
2008 Drill Collar and Trace
Historial Workings
Surface Sample Location
Significant Gold Assay Intervals > 1 g/t
* Source BC Government Minfile

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 08-18 **OCTOBER 8, 2008**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Discovers 194 g/t Gold At Surface and Intersects 5.94 g/t Gold In Drilling On Meridian Project

Manson Creek Resources Ltd. (Manson Creek) is pleased to provide complete sample results for the diamond drill program on the Meridian gold – silver project, located 45 kilometers southeast of Revelstoke, British Columbia.

The drill campaign successfully intersected widespread gold mineralization adjacent to the historic Eva Mine. The seven hole, 1,141 meter (m), program successfully tested 600 m of mineralized strike length adjoining the historic gold producer and confirmed mineralization along a 250 m additional zone that cross cuts the main mineralized trend.

Surface sampling conducted at the time of drilling further demonstrates the widespread mineralization. One grab sample assayed 194.00 g/t gold and 48.10 g/t silver. This sample was collected from an outcrop of sheeted quartz veins within a carbonate altered sediment host located along strike of the Camborne Fault and between drill setups for 08MER-02 and 08MER-03.

Sampling from a 3.0 m exposure of the cross fault between drill setups 08MER-04 and 08MER-05 returned 4.42 g/t gold and 1.40 g/t silver on a 1.0 m continuous chip sample and a grab sample returned 10.6 g/t gold and 4.40 g/t silver from the same location.

Table 1. Meridian Project: Significant Results

Drill Hole	From	To	Width (m)	Gold Grams/Tonne	Silver Grams/Tonne
08MER-01	84.50	107.50	23.00	0.33	0.23
Includes	92.00	94.00	2.00	1.29	0.20
08MER-02	106.10	109.20	3.10	1.13	0.60
Includes	107.10	109.20	2.10	1.41	0.70
08MER-02	116.18	118.46	2.28	1.78	0.61
08MER-02	126.00	130.00	4.00	2.60	0.85
Includes	129.00	130.00	1.00	5.94	1.70
04MER-04	19.47	20.47	1.00	3.65	N/A
04MER-04	87.40	88.40	1.00	1.34	1.20
04MER-04	89.80	92.96	3.16	1.00	0.96
04MER-04	110.30	111.30	1.00	1.03	0.70
04MER-04	116.80	118.87	2.07	1.78	1.05
Includes	116.80	117.80	1.00	2.46	1.10
08MER-05	170.51	171.21	0.70	3.60	0.11
08MER-06	99.52	101.44	1.92	1.60	1.01

*All widths are downhole core length.

Background
Manson Creek has consolidated five historic past producing gold – silver mines on the current, road accessible, 675 hectare claim block. The Meridian Camp was active in the early 1900's but the fragmented land ownership at the time did not allow for growth and the camp faded after only a few years of production.

Gold and silver mineralization on the block is within and proximal to mesothermal quartz veins related to the regional scale Camborne Fault that bisects the Meridian Claim group and hosts many of the historic deposits. Mineralization is also in association with Siderite-Ankerite-Dolomite veins that appear to post-date regional deformation in the area.

The Phase one drilling completed this year is the first drill program to test the proximal areas of this historic mining center.

The President of Manson Creek Resources Ltd., Regan Chernish P.Geol., is the Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

2008 Meridian Project Diamond Drilling
Plan View


08MER-00
08MER-01
08MER-02
08MER-03
08MER-04
08MER-05
08MER-06
Surface Sample: 1.29 g/t gold over 2 m
5.94 g/t gold over 1.00 m within 4 m of 2.60 g/t
Surface Sample: 184 g/t gold
Surface Sample: 3.16 g/t gold over 2 m
Meridian Group (1903-1941) Mine Production*
88,763 tonnes
543,900 grams gold
(17,486 oz.)
Eva Mine Open Stope
Eva Mine (1903-1908)*
28,718 t
235,200 g gold
(7,562 oz.)
1.60 g/t gold over 1.92 m
3.60 g/t gold over 0.70 m
Surface Samples: 10.60 to 4.42 g/t Gold 4.40 to 1.40 g/t Silver
2.46 g/t gold over 1 m
1.00 g/t gold over 3.16 m
3.65 g/t gold over 1 m
5627600 mN
5627400 mN
5627200 mN
5627000 mN
455900 mE
456100 mE
456300 mE
N
MANSON CREEK RESOURCES LTD
Road
Eva Mine Open Stope
Interpreted Fault Zone
2008 Drill Collar and Trace
Historical Workings
Surface Sample Location
Significant Gold Assay Intervals > 1 g/t
* Source BC Government Minfile

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 08-18 **OCTOBER 8, 2008**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Discovers 194 g/t Gold At Surface and Intersects 5.94 g/t Gold In Drilling On Meridian Project

Manson Creek Resources Ltd. (Manson Creek) is pleased to provide complete sample results for the diamond drill program on the Meridian gold – silver project, located 45 kilometers southeast of Revelstoke, British Columbia.

The drill campaign successfully intersected widespread gold mineralization adjacent to the historic Eva Mine. The seven hole, 1,141 meter (m), program successfully tested 600 m of mineralized strike length adjoining the historic gold producer and confirmed mineralization along a 250 m additional zone that cross cuts the main mineralized trend.

Surface sampling conducted at the time of drilling further demonstrates the widespread mineralization. One grab sample assayed 194.00 g/t gold and 48.10 g/t silver. This sample was collected from an outcrop of sheeted quartz veins within a carbonate altered sediment host located along strike of the Camborne Fault and between drill setups for 08MER-02 and 08MER-03.

Sampling from a 3.0 m exposure of the cross fault between drill setups 08MER-04 and 08MER-05 returned 4.42 g/t gold and 1.40 g/t silver on a 1.0 m continuous chip sample and a grab sample returned 10.6 g/t gold and 4.40 g/t silver from the same location.

Table 1. Meridian Project: Significant Results

Drill Hole	From	To	Width (m)	Gold Grams/Tonne	Silver Grams/Tonne
08MER-01	84.50	107.50	23.00	0.33	0.23
Includes	92.00	94.00	2.00	1.29	0.20
08MER-02	106.10	109.20	3.10	1.13	0.60
Includes	107.10	109.20	2.10	1.41	0.70
08MER-02	116.18	118.46	2.28	1.78	0.61
08MER-02	126.00	130.00	4.00	2.60	0.85
Includes	129.00	130.00	1.00	5.94	1.70
04MER-04	19.47	20.47	1.00	3.65	N/A
04MER-04	87.40	88.40	1.00	1.34	1.20
04MER-04	89.80	92.96	3.16	1.00	0.96
04MER-04	110.30	111.30	1.00	1.03	0.70
04MER-04	116.80	118.87	2.07	1.78	1.05
Includes	116.80	117.80	1.00	2.46	1.10
08MER-05	170.51	171.21	0.70	3.60	0.11
08MER-06	99.52	101.44	1.92	1.60	1.01

*All widths are downhole core length.

Background
Manson Creek has consolidated five historic past producing gold – silver mines on the current, road accessible, 675 hectare claim block. The Meridian Camp was active in the early 1900's but the fragmented land ownership at the time did not allow for growth and the camp faded after only a few years of production.

Gold and silver mineralization on the block is within and proximal to mesothermal quartz veins related to the regional scale Camborne Fault that bisects the Meridian Claim group and hosts many of the historic deposits. Mineralization is also in association with Siderite-Ankerite-Dolomite veins that appear to post-date regional deformation in the area.

The Phase one drilling completed this year is the first drill program to test the proximal areas of this historic mining center.

The President of Manson Creek Resources Ltd., Regan Chernish P.Geol., is the Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

2008 Meridian Project Diamond Drilling
Plan View



08MER-00
08MER-01
08MER-02
08MER-03
08MER-04
08MER-05
08MER-06
Surface Sample: 1.29 g/t gold over 2 m
5.94 g/t gold over 1.00 m within 4 m of 2.60 g/t
Surface Sample: 184 g/t gold
Surface Sample: 3.16 g/t gold over 2 m
Meridian Group (1903-1941) Mine Production*
88,763 tonnes
543,900 grams gold
(17,486 oz.)
Eva Mine Open Stope
Eva Mine (1903-1908)*
28,718 t
235,200 g gold
(7,562 oz.)
1.60 g/t gold over 1.92 m
3.60 g/t gold over 0.70 m
2.46 g/t gold over 1 m
1.00 g/t gold over 3.16 m
3.65 g/t gold over 1 m
Surface Samples: 10.60 to 4.42 g/t Gold 4.40 to 1.40 g/t Silver
5627600 mN
5627400 mN
5627200 mN
5627000 mN
455900 mE
456100 mE
456300 mE
N
0 25 50 100
MANSON CREEK RESOURCES LTD
Road
Eva Mine Open Stope
Interpreted Fault Zone
2008 Drill Collar and Trace
Historial Workings
Surface Sample Location
Significant Gold Assay Intervals > 1 g/t
* Source BC Government Minfile
END